Exhibit 4.5

TRANSACTIONAL AGREEMENT

In the City of Buenos Aires, on March 21 of the year 2003, by and between IBM ARGENTINA S.A. (hereinafter referred to as “IBM”), a corporation duly organized pursuant to the laws of the Argentine Republic, domiciled at Ing. Enrique Butty 275, 21st floor, City of Buenos Aires, for the first part; and TELEFÓNICA DE ARGENTINA S.A. (hereinafter referred to as “TASA”) domiciled at Tucumán 1, 18th floor, City of Buenos Aires, TELEFÓNICA COMUNICACIONES PERSONALES S.A. (hereinafter referred to as “TCP”), domiciled at Corrientes 655, 3rd floor, City of Buenos Aires, TELEFÓNICA DATA ARGENTINA S.A. (before named Advance Telecomunicaciones S.A. and hereinafter referred to as “T-DATA”, also representing Telecomunicaciones y Sistemas S.A.) domiciled at Tucumán 1, 8th floor, City of Buenos Aires, and TELINVER S.A. (hereinafter referred to as “TELINVER”), domiciled at Alicia Moreau de Justo 500, City of Buenos Aires, for the second part, all of them hereinafter jointly referred to as TELEFÓNICA and individually as Associate(s), all of them being corporations duly organized pursuant to the laws of the Argentine Republic, setting up domicile at Tucumán 1, 18th floor, City of Buenos Aires, IBM and TELEFÓNICA hereinafter referred to also as a Party and jointly as the Parties, it is stated and agreed as follows:

WHEREAS:

1.	On June 26, 2000, the Parties entered into an Agreement for the System Operation and Maintenance Outsourcing (hereinafter referred to as the “Master Agreement”) by means of which TELEFÓNICA entrusted to IBM, who accepted, the outsourcing by TELEFÓNICA to IBM of the operation and maintenance service of its information technology system infrastructure, fully within the scope set forth in Exhibit A of the Master Agreement.
2.	Given the changes that have taken place in the Argentine economy since January 2002, the parties started negotiating different alternatives in order to adjust the services rendered under the Master Agreement to the new economic situation and the needs of each one of the Parties.
3.	Due to the complexity and the impact that the economic measures in force have had on the Services supply, the parties have been negotiating different alternatives in this regard.
4.	Consequently, in August 2002, the Parties signed a Transactional Agreement to be effective until December 31, 2002 and the Agreement-Letters dated December 23, 2002 and January 1, 2003, that allowed the Services to continue being rendered in accordance with the terms thereof, and agreed to reach a reasonable and final agreement to adjust the price established in the Master Agreement for the Services for the year 2003.

Therefore, the Parties agree to modify and supplement the Master Agreement pursuant to the terms and conditions set forth below:

FIRST:  IBM shall continue supplying the Services until December 31, 2003, in accordance with what was agreed upon in the Master Agreement and pursuant to what is established in this Transactional Agreement.

TELEFÓNICA shall pay IBM, for the Services corresponding to the Baseline that IBM continues supplying from January 1, 2003 to December 31, 2003, the amounts of U.S.$ 14,500,000 (fourteen million five hundred thousand U.S. dollars) and Ps.19,150,000 (nineteen million one hundred fifty thousand pesos) in twelve equal, monthly and successive installments.

The apportionment as per company shall be as follows:

-	TASA: U.S.$ 12,263,623 (twelve million two hundred sixty-three thousand six hundred twenty-three U.S. dollars) and Ps.16,196,440 (sixteen million one hundred ninety-six thousand four hundred forty pesos).
-	TCP: U.S.$ 1,866,728 (one million eight hundred sixty-six thousand seven hundred twenty-eight U.S. dollars) and Ps.2,465,369 (two million four hundred sixty-five thousand three hundred sixty-nine pesos).
-	T-DATA: U.S.$ 173,735.03 (one hundred seventy-three thousand seven hundred thirty-five U.S. dollars and three cents) and Ps.229,449.77 (two hundred twenty-nine thousand four hundred forty-nine pesos and seventy-seven cents).
-	TELINVER: U.S.$ 195,913.97 (one hundred ninety-five thousand nine hundred thirteen U.S. dollars and ninety-seven cents) and Ps.258,741.23 (two hundred fifty-eight thousand seven hundred forty-one pesos and twenty-three cents).

Installments in pesos shall be updated every three months by means of: (i) the Salary Variation Rate ( “Coeficiente de Variación de Salarios- C.V.S.”) as established by Executive Order Nº 762/2002 and its amendments and/or complementary orders; or (ii) in the absence of the rate mentioned in (i) above, the official rate replacing it based on the general variation of salaries; or (iii) in the absence or lack of force of the rates mentioned in (i) and (ii) above, a rate to be estimated by the Parties, reflecting the general level of salary increase.

If TELEFÓNICA pays the total yearly amount in pesos before April 30, 2003, the amount shall not be updated. To estimate any advance payment made after April 30, the value of the last updated installment in pesos billed to TELEFÓNICA shall be taken into account.

Amounts mentioned in this Agreement do not include VAT (“I.V.A.”), which shall be billed in accordance with the laws in force.

It is hereby stated that these amounts correspond to the price agreed upon by the Parties for the Baseline Services to be supplied by IBM until December 31, 2003, and that such Services shall be provided in accordance with what is set forth in the Master Agreement and this Transactional Agreement.

SECOND:  The number of RUs included in the Baseline for the year 2003 shall be the number set forth in the Master Agreement and the Baseline Reassignment Records signed in due time, with the following changes:

1. For TASA :

a)	Discs TB is increased by 8.8
b)	Cartridges capacity is increased by 240 K GB
c)	Unix TPMC is increased by 276K
d)	NT TPMC is increased by 112K
e)	MIPS are increased by 187.5

2. For TCP:

a)	Cartridges capacity is increased by 175K GB
b)	TPMC Unix is decreased by 200K

THIRD:  The Parties agree that the Additional Resource Charges (“ARCS”) detailed in Article Five, section 5.1, paragraph b) of the Master Agreement and in Exhibit C.8 of the Master Agreement to be paid by TELEFÓNICA to IBM, shall be ruled by the prices detailed in Exhibit I of this Transactional Agreement. Prices and percentages set in pesos or US dollars are deemed fixed during the effect of this Transactional Agreement for the year 2003.

Likewise, the parties agree that during the year 2003 no bonus shall be made on account of “ARCS”.

For TPMC resources, IBM equipment shall be used, except if restrained by technological limitations.

FOURTH:  The Parties agree that during the year 2003 the responsibility for technology renewal, regarding the networking equipment, assumed by IBM in Article Six of the Master Agreement, is left without effect, with no responsibility for IBM or possibility of claim by TELEFÓNICA.

FIFTH:  Regarding the obligation by IBM to provide a Data Center upon termination of the Master Agreement assumed in Article Five, item 7.8.3 of the Master Agreement, the Parties agree that IBM shall have to provide only sixty-two point seventy-two percent (62.72%) of the obligation assumed in the Master Agreement and that TELEFÓNICA shall have to comply with one hundred percent (100%) of the commitment assumed in the Master Agreement.

The Parties shall negotiate in good faith and shall sign the documents and commitments which may be necessary to reflect what has been agreed upon in this article.

SIXTH:  The Parties agree that the proportion of Baseline and ARCS payment agreed upon in U.S. dollars shall be made as follows:

The payment submitted shall only be considered made on the date that IBM has effective disposition of the funds (“Day of Effective Payment”). In case of payment with a cheque, the Day of Effective Payment shall be the day the amount of the cheque is credited in IBM’s account.

Payments may be made in pesos or another currency of legal tender or cheque, at the current exchange rate, seller type, transference, as informed by the Banco Nación de la República Argentina in accordance with the following: (i) if the difference between the exchange rate of the day before payment delivery and the exchange rate of the day before the Day of Effective Payment is smaller than or equal to five percent (5%), the payment shall be converted at the exchange rate, seller type, transference, as informed by the Banco Nación de la República Argentina on the day prior to the date the cheque or another means of payment used is delivered.; or (ii) if the difference between the exchange rate of the day prior to the date the cheque or another means of payment used is delivered and the exchange rate of the day before the Day of Effective Payment is larger than five percent (5%), the payment shall be converted at the exchange rate, seller type, transference, as informed by the Banco Nación de la República Argentina on the day previous to the Day of Effective Payment. In the event that on the Day of Effective Payment there should be no exchange rate for the day prior to the Day of Effective Payment or that at the moment of the delivery of the amount in pesos or another currency of legal tender or cheque there should be no exchange rate for the day prior to the date of payment delivery (“foreign exchange market holiday”) the payment shall be converted at the exchange rate, seller type, transference, as informed by the Banco Nación de la República Argentina the day the exchange market is reopened.

All expenses, taxes, liens and/or withholdings that must be incurred for paying by any of these means different from direct payment in U.S. dollars shall be borne exclusively by TELEFÓNICA, considering the net amount effectively received after such deductions as the amount paid. TELEFÓNICA unconditionally and irrevocably waive to invoke the theory of unforeseeability or any other related defences that could fully or partially prevent TELEFÓNICA from complying with the provisions described above.

SEVENTH:  The Parties agree to acknowledge the effect of this Agreement from January 1, 2003 to December 31, 2003, included; this Agreement shall be terminated as from January 1, 2004, and the Master Agreement shall continue in force, except in the case of provisions in this Transactional Agreement that continue to be effective due to their nature.

EIGHTH:  The Parties shall in good faith negotiate a final Agreement, or else the conditions of an extension to this Transactional Agreement so as to allow service continuity in balanced economic conditions for the Parties.

NINTH:  The Parties commit themselves to make all the efforts necessary to reach a reasonable and final agreement regarding the price set forth in the Master Agreement for the Services for the year 2004 and subsequent years, within the last 90 days of the year 2003.

TENTH:  The Parties agree to take prices and percentages in pesos and U.S. dollars detailed in Exhibit II, attached hereto, as a reference to negotiate those of the years 2004, 2005 and 2006 of the Master Agreement.

ELEVENTH:  The Parties ratify the effect of the Master Agreement and state that all provisions thereof that have not been modified or altered by this Transactional Agreement continue ruling the relationship between the Parties.

All terminology used in this Transactional Agreement has the same meaning as in the Master Agreement, except modifications or provisions to the contrary made after signing the Master Agreement.

IN WITNESS WHEREOF, four (4) counterparts of the same tenor and to the same effect are hereby signed.

IBM Argentina S.A.	Telefónica de Argentina S.A. Telinver S.A. Telefónica Data S.A.

By Name: Title:	By Name: Title:

Telefónica Comunicaciones Personales S.A.

By

Name:

Title:

EXHIBIT I

PRICES IN FORCE 2003 ARCS

RESOURCE UNITS	MONETARY VALUE	%MIX		2003 NET PRICE
		U.S.$	Ps.	U.S.$	Ps.
Generic MIPS (monthly charge)	340.1580	59	41	200.6932	139.4648
ATIS MIPS /generic * (monthly charge)	320.0000	59	41	188.8000	131.2000
Disc (monthly charge)	10.5350	39	61	4.1087	6.4264
Magnetic means—Manual mount (monthly charge)	0.8879	0	100	0.0000	0.8879
Magnetic means—Total capacity in cartridges (monthly charge)	0.1676	72	28	0.1207	0.0469
Printing—Monthly printed pages (charge per unit)	0.0235	37	63	0.0087	0.0148
Steps of administered processing (charge per unit)	2.9106	0	100	0.0000	2.9106
Changes with manual interventions to steps to be processed (charge per unit)	1.7464	0	100	0.0000	1.7464
UNIX TPMC (monthly charge)	0.4000	58	42	0.2320	0.1680
NT TPMC (monthly charge)	0.2400	35	65	0.0840	0.1560
Disc (monthly charge)	10.5350	39	61	4.1087	6.4264
Seats (monthly charge)	70.0000	62	38	43.4000	26.6000
Normal IMACs (Mon-Fri, 8 AM to 8PM) (charge per unit)	33.0221	0	100	0.0000	33.0221
IMACs off central time (charge per unit)	49.5331	0	100	0.0000	49.5331
IMACs for remote sites (charge per unit)	66.0442	0	100	0.0000	66.0442
Workstations cabling—UTP (charge per unit)	79.9680	41	59	32.7869	47.1811
Workstations cabling—Coaxial (charge per unit)	301.0560	76	24	228.8026	72.2534
Workstations cabling—Fiber optics (charge per unit)	805.5600	85	15	684.7280	120.8340
Workstations cabling—Multipair (charge per unit)	114.6600	60	40	68.7960	45.8640
Internal storage (monthly charge)	10.0607	70	30	7.0425	3.0182
Calls (charge per unit)	5.4155	27	73	1.4622	3.9533
Space administration leader (charge per hours)	36.4560	10	90	3.6456	32.8104
SMC analyst leader (charge per hours)	36.4560	10	90	3.6456	32.8104
Security leader (charge per hours)	36.4560	10	90	3.6456	32.8104
Production leader (charge per hours)	36.4560	10	90	3.6456	32.8104
Job scheduler (charge per hours)	28.8120	10	90	2.8812	25.9308
I/O operator (charge per hours)	28.8120	10	90	2.8812	25.9308
Availability operator (charge per hours)	28.8120	10	90	2.8812	25.9308
Data base administrator (charge per hour)	57.7416	10	90	5.7742	51.9674
Base software technical support (charge per hours)	57.7416	10	90	5.7742	51.9674
Automation leader (charge per hours)	57.7416	10	90	5.7742	51.9674
Technical support leader (charge per hours)	57.7416	10	90	5.7742	51.9674
Production support leader (charge per hours)	57.7416	10	90	5.7742	51.9674

•	This price shall be applied provided that at least 70% of the usage of all additional MIPS is for ATIS. In case this proportion is lower than 70%, the charge for all MIPs not for ATIS shall be the value stated for generic MIPs, keeping the value stated for “ATIS/ generic” for all MIPs used for ATIS.

EXHIBIT II

COMPONENTS OF THE AGREEMENT BASELINE IN US DOLLARS AND IN PESOS

COMPONENT	YEAR 2004		YEAR 2005		YEAR 2006
	%$	%u$s	%$	%u$s	%$	%u$s
REFRESH	0.00	23.57	0.00	18.18	0.00	15.57
THIRD PARTY HARDWARE + SOFTWARE (IBM + THIRD PARTIES)	21.70	18.07	23.06	19.01	24.68	20.16
TOWERS	13.19	6.42	14.51	6.81	15.23	7.15
CR—OTHERS	0.00	2.08	0.00	1.97	0.00	0.00
LABOR	13.43	1.54	14.77	1.69	15.51	1.78
TOTAL	48.32	51.68	52.34	47.66	55.42	44.66
PRICE OF THE AGREEMENT	33,544		30,177		27,049